

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Deanna Kirkpatrick, Esq.
Partner
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

>   **Re: ADC Therapeutics SA**
>   **Schedule TO-I filed March 6, 2023**
>   **File No. 005-91517**

Dear Deanna Kirkpatrick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your offering materials.

Schedule TO-I filed March 6, 2023

Item 7. Source and Amount of Funds or Other Consideration, page 3

1.   The cross reference in Item 7(b) to Section 6 of the Exchange Offer appears to be inappropriate, as Section 6 sets forth the conditions to the consummation of the Exchange Offer rather than any material conditions to any financing of consideration to be provided in the Exchange Offer. See Item 1007(b) of Regulation M-A. Please revise.

Exhibit (a)(1)(A) – Offer to Exchange Eligible Options for New Options
Conditions of the Exchange Offer, page 20

2.   Refer to the condition listed in the first bullet point in this section. Subpart (iii) of this condition allows you to terminate the offer if there occurs any change that "could materially affect our business, condition (financial or other), assets, income, operations, prospects or share ownership." As drafted, the condition is extremely broad, since it is not linked to any <u>negative</u> changes in these metrics. Please revise or advise. Refer also to the

third from the last bullet point on page 21.

3. Refer to the condition listed in the first bullet point at the top of page 21. Given recent events, revise to clarify what is meant by "any suspension of payments with respect to banks in the United States." Specifically, explain whether this condition is triggered by a suspension of payments by one or more than one (specify how many) banks in the United States. If this condition was triggered by recent events, please so indicate and revise to explain how ADC Therapeutics intends to proceed.

Information Concerning ADC Therapeutics; Financial Information, page 22

4. Refer to Item 10 of Schedule TO. To the extent that you are incorporating by reference financial statements in other filings by ADC Therapeutics, revise to expressly do so and to identify where the specific information may be found within the applicable filing(s). See Instruction 3 to Item 10 of Schedule TO.

5. See our last comment above. Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" available on the Commission's website at http://www.sec.gov. Please revise to include the information required by Item 1010(c) of Regulation M-A in the revised Offering Memorandum and disseminate the amended disclosure in the same manner as the original offer materials.

6. In your response letter, explain why you do not believe pro forma financial information is material in the context of this exchange offer, or revise to provide such information in the amended disclosure document. See Item 1010(b) of Regulation M-A and Item 10 of Schedule TO.

7. Refer to Instruction 8 to Item 10 of Schedule TO. To the extent that ADC Therapeutics' financial statements are not prepared in accordance with US GAAP, please provide the additional disclosure required by this Instruction.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions